

April 24, 2013

Via E-mail
Marc Urbach
President
You On Demand Holdings, Inc.
27 Union Square
West Suite 502
New York, NY 10003

      Re: You On Demand Holdings, Inc.
               Preliminary Information Statement on Schedule 14C
               Filed April 15, 2013
               File No. 001-35561

Dear Mr. Urbach:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have obtained approval for the actions contemplated by this preliminary information statement pursuant to a written consent of stockholders holding a majority of the outstanding shares of your common stock as of the record date. Please tell us in your response how such consent was obtained. Identify each stockholder who executed the written consent and tell us such stockholder's relationship to the company. Please also explain how the stockholders' consent was obtained in a manner that was exempt from the proxy solicitation rules.

2. Please revise your disclosure to address potential negative effects of your proposals on disinterested shareholders. For example, the issuance of additional shares under the "negative clawback" may have a dilutive effect.

Marc Urbach
You On Demand Holdings, Inc.
April 24, 2013

3. Please explain why you agreed to remove the $4.75 floor to the conversion price of the convertible note you issued to Mr. McMahon. In addition, we note your reference to "Appendix B" on page 3. However, we note that there were no appendices attached to your information statement. Please explain this reference.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brandon Hill, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director